November 4, 2024

Keyvan Mohajer
Chief Executive Officer
SoundHound AI, Inc.
5400 Betsy Ross Drive
Santa Clara, CA 95054

       Re: SoundHound AI, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40193
Dear Keyvan Mohajer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Matthew Bernstein, Esq.